MIGENIX Inc.

    Consolidated Financial Statements

MIGENIX Inc.

(Expressed in Canadian dollars)

October 31, 2009

The attached interim unaudited consolidated financial statements have been prepared by management of MIGENIX Inc and have not been reviewed by the independent external auditors of MIGENIX Inc.

MIGENIX Inc.

Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(See Note 1 – Business Operations, Basis of Presentation and Going Concern Uncertainty)

As at (Unaudited—Canadian dollars)	October 31, 2009 $	April 30, 2009 $

ASSETS Current
Cash and cash equivalents [note 3]	87,142	1,645,494
Short-term investments [note 3]	938,459	487,007
Amounts receivable [note 3]	167,794	193,180
Prepaid expenses and deposits [note 3[b]]	78,004	124,264
Total current assets	1,271,399	2,449,945
Long-term investments [note 3[a]]	1,000	1,000
Property and equipment [note 4]	286,541	588,002
Intangible assets [note 5]	292,914	341,733
	1,851,854	3,380,680

LIABILITIES AND SHAREHOLDERS’ EQUITY Current
Accounts payable and accrued liabilities [note 3]	554,440	933,827
Current portion of government assistance repayable [note 6]	29,433	-
Total current liabilities	583,873	933,827

Long term portion of government assistance repayable [note 6]	199,370	-
Convertible royalty participation units [notes 3, 7]	235,636	193,920
Preferred shares	4	4
	1,018,883	1,127,751
Commitments [notes 8] Shareholders’ equity
Common shares [note 9[a][i]]	126,404,167	126,404,167
Equity portion of convertible royalty participation units [note 7]	4,554,165	4,554,165
Contributed surplus [note 9[a][ii]]	9,369,997	9,339,195
Deficit	(139,495,358)	(138,044,598)
Total shareholders’ equity	832,971	2,252,929
	1,851,854	3,380,680

See accompanying notes

On behalf of the Board:

“Alistair Duncan”

“Pieter Dorsman”

Director                                                              Director

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF LOSS, COMPREHENSIVE LOSS AND DEFICIT

(Unaudited—Canadian dollars)	Three months ended October 31,		Six months ended October 31,
	2009 $	2008 $	2009 $	2008 $
REVENUE Research and development services	-	27,810	-	27,810
	-	27,810	-	27,810
EXPENSES Research and development [notes 6, 8, 9[c]] General and corporate [notes 8, 9[c]] Amortization [notes 4, 5]	405,234 208,656 76,510	1,495,315 1,268,996 104,736	698,063 430,910 161,599	2,545,712 2,218,013 209,455
Loss on disposal/write-down of property and equipment [note 4]	421	5,301	113,782	9,953
	690,821	2,874,348	1,404,354	4,983,133
Loss before other income (expense)	(690,821)	(2,846,538)	(1,404,354)	(4,955,323)
Other income (expense) Accretion of convertible royalty participation units [note 7] Interest income Foreign exchange gain (loss)	(21,649) 1,378 583	(424,223) 17,696 (67,878)	(41,716) 3,961 (8,651)	(998,215) 55,102 (67,131)
	(19,688)	(474,405)	(46,406)	(1,010,244)
Loss and comprehensive loss for the period Deficit, beginning of period	(710,509) (138,784,849)	(3,320,943) (140,126,929)	(1,450,760) (138,044,598)	(5,965,567) (137,482,305)
Deficit, end of period	(139,495,358)	(143,447,872)	(139,495,358)	(143,447,872)
Basic, diluted loss and comprehensive loss per common share	(0.00)	(0.03)	(0.01)	(0.06)
Weighted average number of common shares outstanding	141,695,709	94,463,806	141,695,709	94,463,806

See accompanying notes

MIGENIX Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended October 31,		Six months ended October 31,
(Unaudited—in Canadian dollars)	2009 $	2008 $	2009 $	2008 $
OPERATING ACTIVITIES
Loss for the period	(710,509)	(3,320,943)	(1,450,760)	(5,965,567)
Items not affecting cash:
Amortization	76,510	104,736	161,599	209,455
Loss on disposal/write-down of property and equipment	421	5,301	113,782	9,953
Stock-based compensation	26,026	148,803	30,802	330,031
Issuance of deferred share units	-	-	-	62,400
Accretion of convertible royalty participation units and amortization of transaction costs	21,649	424,223	41,716	998,215
Long term portion of government assistance repayable	199,370	-	199,370	-
Changes in non-cash working capital items relating to operating activities:
Accrued interest on short-term investments	-	-	662	22,209
Amounts receivable	53,431	(69,114)	25,386	(92,632)
Government assistance receivable	-	874,563	-	899,412
Prepaid expenses and deposits	21,438	31,225	46,260	17,304
Accounts payable and accrued liabilities	(91,867)	33,310	(269,545)	(211,610)
Current portion of government assistance repayable	29,433	-	29,433	-
Cash used in operating activities	(374,098)	(1,767,896)	(1,071,295)	(3,720,830)

FINANCING ACTIVITIES
Rights offering costs	-	-	(109,840)	-
Cash provided by (used in) financing activities	-	-	(109,840)	-

INVESTING ACTIVITIES
Funds from short-term investments	251,000	-	737,345	2,975,176
Purchase of short-term investments	(250,000)	-	(1,189,459)	-
Proceeds on disposal of equipment	57,048	-	74,897	-
Purchase of property and equipment	-	(9,527)	-	(15,003)
Cash provided by (used in) investing activities	58,048	(9,527)	(377,217)	2,960,173

Increase (decrease) in cash and cash equivalents	(316,050)	(1,777,423)	(1,558,352)	(760,657)
Cash and cash equivalents, beginning of period	403,192	3,637,760	1,645,494	2,620,994
Cash and cash equivalents, end of period	87,142	1,860,337	87,142	1,860,337

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

1.

BUSINESS OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

MIGENIX Inc. (the “Company”) is incorporated under the Business Corporations Act (British Columbia).  The Company is a biopharmaceutical company engaged in the research, development and commercialization of drugs for the treatment of infectious diseases to advance therapy, improve health and enrich lives.

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles for interim financial statements on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred significant losses since inception and as at October 31, 2009 had working capital of $687,526 and an accumulated deficit of $139,495,358. Management has been able, thus far, to finance its cash requirements primarily from equity financings and payments from licensing agreements.

The Company’s ability to realize the carrying value of its assets is dependent on successfully advancing its technologies to market through the drug development and approval processes and ultimately achieving future profitable operations, the outcome of which cannot be predicted at this time, or in the alternative being able to sell the assets for proceeds equal to their carrying value or greater.

The Company’s current financial resources including proceeds from sale of equipment are expected to be sufficient for operations into the second quarter of calendar 2010. The Company is currently concentrating its efforts on: (i) investigating opportunities for the OmigardTM product candidate; (ii) obtaining additional funds through licensing and non-dilutive financing arrangements; and (iii) continuing to reduce expenses, however, the outcome of these matters cannot be predicted at this time.  These conditions raise substantial doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company was unable to continue as a going concern and such adjustments could be material.

The accounting policies used in the preparation of these unaudited interim consolidated financial statements are consistent with the Company’s most recent annual audited consolidated financial statements for the year ended April 30, 2009. These unaudited interim consolidated financial statements and notes do not include all disclosures required for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements of the Company. In the opinion of management, all adjustments (including reclassification and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows have been made.  Interim results are not necessarily indicative of results for a full year.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

2.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board of the CICA announced that Canadian generally accepted accounting practices for publicly accountable enterprises will be converged with IFRS for fiscal years beginning on or after January 1, 2011. The Company will be required to report under IFRS for its fiscal year beginning May 1, 2011. The Company is currently preparing for the switchover to IFRS and assessing the impact of IFRS on its operations.

3.   FINANCIAL INSTRUMENTS

[a] Fair value

	October 31, 2009		April 30, 2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$

Financial assets
Held for trading
Cash	84,044	84,044	362,013	362,013
Short-term investments	938,459	938,459	-	-
	1,022,503	1,022,503	362,013	362,013
Held to maturity
Cash equivalents	3,098	3,098	1,283,481	1,283,609
Short-term investments	-	-	487,007	487,213
	3,098	3,098	1,770,488	1,770,822
Loans and receivables
Amounts receivable	167,794	167,794	193,180	193,180
	167,794	167,794	193,180	193,180
Available for sale
Long-term investment	1,000	n/a	1,000	n/a

Total financial assets	1,194,395	1,193,395	2,326,681	2,326,015

The following table summarizes the carrying and fair values of the Company’s financial assets and liabilities at October 31, 2009 and April 30, 2009:

Financial liabilities
Other liabilities
Accounts payable and accrued liabilities	554,440	554,440	933,827	933,827
Government assistance repayable	228,803	228,803	-	-
Convertible royalty participation units	235,636	1,102,000	193,920	771,000
Preferred shares	4	3	4	4
	1,018,883	1,885,246	1,127,751	1,704,831

Total financial liabilities	1,018,883	1,885,246	1,127,751	1,704,831

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

3.  FINANCIAL INSTRUMENTS (cont’d)

 [a] Fair value (cont’d)

The fair values of the Company’s held to maturity cash equivalents and short-term investments are derived from their quoted values.

The carrying amounts of the Company’s held for trading short-term investments, amounts receivable, and accounts payable, approximate fair value due to their short-term nature.

The fair value of long-term investments has not been disclosed because of the unavailability of quoted market prices for the Spring Bank Series A preferred shares and common shares held by the Company. The Company does not currently have the intent to sell its investment in Spring Bank.

The fair value of the government assistance repayable was determined as at October 31, 2009 using the estimated variable interest rate for a bank loan of similar size and terms (note 6).

The fair value of the Company’s outstanding preferred shares at October 31, 2009 and April 30, 2009 is estimated to be US$3 based on the redemption price for such preferred shares and no milestones underlying the outstanding preferred shares were achieved at October 31, 2009 and April 30, 2009.

The fair value of the convertible royalty participation units at October 31, 2009 is estimated to be approximately $1,102,000 based on the October 31, 2009 closing price of the Company’s common shares of $0.05 and the number of common shares issuable by the Company if 100% of the convertible royalty participation units were converted as of October 31, 2009 [April 30, 2009 - $771,000 based on $0.035 closing price per common share]. There is no quoted market price for the Company’s convertible royalty participation units.

[b] Financial Risk Management

The Company is exposed to certain financial risks, including credit risk, market risk and liquidity risk:

Credit risk. The Company is exposed to credit risk on its cash, cash equivalents, short-term investments, amounts receivable, and deposits in the event of non-performance of the other parties. At October 31, 2009 and April 30, 2009, the Company’s maximum credit risk exposure is as follows:

	October 31, 2009 $	April 30, 2009 $

Cash	84,044	362,013
Cash equivalents	3,098	1,283,481
Short-term investments	938,459	487,007
Amounts receivable	167,794	193,180
Prepaid expenses and deposits	78,004	124,264
	1,271,399	2,449,945

The bulk of the Company’s cash balances are in accounts at a major Canadian chartered bank [October 31, 2009 - $77,682; April 30, 2009 - $358,827]. Consequently, management considers the risk of non-performance related to cash to be minimal.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

3.  FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Credit risk (cont’d).

The Company has an investment policy governing the purchase of cash equivalents and short-term investments and the Company monitors these investments on a regular basis. The investment policy contains objectives for the purchase of investments including preservation of capital, liquidity and return, as well as specifying minimum credit ratings for investments, types of permitted investments and diversification requirements. The Company’s investment policy is periodically reviewed by the Company’s audit committee. At October 31, 2009 $nil [April 30, 2009 - $1,279,963] of the Company’s cash equivalents and $938,459 [April 30, 2009 - $487,007] of the Company’s short-term investments were in an account at an investment firm owned by a Canadian chartered bank. The investments at October 31, 2009 consisted of: $938,459 in one year GICs (three entities, three maturities from July 7, 2010 to September 3, 2010, however the Company has the ability to redeem without penalty all or part of the GICs after the first 30 days of the investment term; the Company has classified these GIC short-term investments as held for trading). Management considers the risk of non-performance related to cash equivalents and short-term investments to be minimal.

The Company does not currently maintain a provision for bad debts as the majority of amounts receivable are amounts recoverable under license agreements and refundable sales taxes and the Company expects to collect these amounts (see Subsequent Events, note 10[c]).  The aging of amounts receivable at October 31, 2009 and April 30, 2009 is as follows:

	October 31, 2009 $	April 30, 2009 $

Current and amounts not billed	16,710	93,441
Past due 30 – 90 days	2,230	18,552
Past due greater than 90 days	148,854	81,187
	167,794	193,180

Market risk. Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or valuation of its financial instruments.

Interest rate risk: The Company’s held to maturity cash equivalents and short-term investments provide a fixed rate of return if held to maturity, therefore an increase or decrease in market interest rates can result in a decrease or increase in the market value of such investments prior to their maturity. The Company’s practice is to hold such investments till their maturity. At October 31, 2009 the Company’s cash equivalents and short-term investments had weighted average interest rates of 0.4% and 0.4%, respectively [April 30, 2009 – 1.1% and 1.1%, respectively] (for additional information on these investments see “Credit risk” above).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

3.  FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

Currency risk: The Company is exposed to financial risk related to fluctuation of foreign exchange rates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for the Company’s patent portfolio and research and development activities incurred in US dollars (“USD”). The Company may also incur Euro denominated development costs. The Company believes that the results of operations, financial position and cash flows would be affected by a sudden change in foreign exchange rates, but would not impair or enhance its ability to pay its USD and Euro denominated obligations. The Company maintains USD cash balances to fund its short-term USD expenditure requirements, however the Company must periodically purchase USD and Euros to meet its foreign currency requirements. USD and Euro balances at October 31, 2009 and April 30, 2009 are as follows:

	USD		Euros
	October 31, 2009	April 30, 2009	October 31, 2009	April 30, 2009

Cash	34,874	175,371	-	-
Cash equivalents	2,863	2,949	-	-
Amounts receivable	71,645	105,513	-	-
Accounts payable and accrued liabilities	(125,502)	(238,466)	(6,000)	-
Net currency (exposure)	(16,120)	45,367	(6,000)	-

A 5% weakening of the Canadian dollar against the USD and Euro at October 31, 2009 would have increased the loss for the three and six months ended October 31, 2009 by approximately $1,300. A 5% strengthening of the Canadian dollar against the USD and Euro at October 31, 2009 would have decreased the loss for the three and six months ended October 31, 2009 by approximately $1,300.

Liquidity risk. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the board of directors considers securing additional funds through equity, debt or partnering transactions. The board of directors approves the Company’s annual operation and capital budgets as well as any material transactions outside the ordinary course of business.

The net liquidity of the Company is considered to be the cash, cash equivalents and short-term investments available less accounts payable, accrued liabilities and the current portion of the government assistance repayable. The Company’s obligation under the convertible royalty participation units [note 7] is not included in the net liquidity and contractual maturities analyses below, as the obligation is payable from royalties from two of the Company’s product candidates, conversion into the Company’s common shares, or a combination of payments from the royalties and conversion into common shares.  At October 31, 2009 and April 30, 2009 net liquidity is as follows:

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

3.  FINANCIAL INSTRUMENTS (cont’d)

[b] Financial Risk Management (cont’d)

	October 31, 2009 $	April 30, 2009 $

Cash and cash equivalents	87,142	1,645,494
Short-term investments	938,459	487,007
Accounts payable and accrued liabilities	(554,440)	(933,827)
Current portion of government assistance repayable	(29,433)	-
	441,728	1,198,674

At October 31, 2009 and April 30, 2009 the following are the contractual maturities of the Company’s accounts payable, accrued liabilities and the non-discounted government assistance repayable:

	October 31, 2009 $	April 30, 2009 $

Less than 91 days	366,211	572,084
91 days to 1 year	16,800	37,442
1 year to 3 years	50,400	-
3 years to 5 years	68,400	-
After 5 years	139,400	-
Timing of payment controlled by Company/no time specified	193,500	193,500
Provisions by the Company that may or may not be paid	19,729	130,801
	854,440	933,827

4.

PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

October 31, 2009
Furniture and equipment	1,614,487	1,425,246	189,241
Computer equipment	549,494	462,707	86,787
Leasehold improvements	273,336	262,823	10,513
	2,437,317	2,150,776	286,541

April 30, 2009
Furniture and equipment	2,218,317	1,810,206	408,111
Computer equipment	542,371	438,699	103,672
Leasehold improvements	273,336	197,117	76,219
	3,034,024	2,446,022	588,002

During the three and six months ended October 31, 2009, amortization expense for property and equipment was $52,100 and $112,780 respectively [three and six months ended October 31, 2008 - $75,601 and $151,185, respectively]; and the loss on disposal/write-down of property and equipment was $421 and $113,782, respectively [three and six months ended October, 2008 - $5,301 and $9,953, respectively]. The loss on disposal/write-down of property and equipment for the three and six months ended October 31, 2009 includes an estimated $115,798 impairment loss in respect of lab equipment that the Company is selling as part of the process of downsizing its operations (see Subsequent Events, note 10[b]).

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

5.  INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

October 31, 2009
Acquired technology	976,379	683,465	292,914
Technology licenses	798,015	798,015	-
	1,774,394	1,481,480	292,914

April 30, 2009
Acquired technology	976,379	634,646	341,733
Technology licenses	798,015	798,015	-
	1,774,394	1,432,661	341,733

During the three and six months ended October 31, 2009, amortization expense for intangible assets was $24,410 and  $48,819, respectively [three and six months ended October 31, 2008 - $29,135 and $58,270, respectively].

6.  GOVERNMENT ASSISTANCE REPAYABLE

	October 31, 2009 $	April 30, 2009 $

Current portion of government assistance repayable	29,433	-
Long term portion of government assistance repayable	199,370	-
	228,803	-

The Company has recorded government assistance repayable of $228,803 pursuant to the termination of a funding agreement under the former Technology Partnerships Canada (“TPC”) program in respect of the Company’s lipopeptide (MX-2401) compound. This expense reflects the Company’s estimate of the fair value of $300,000 in payments during the period commencing December 2009 and ending in March 2018 (see note 3[b] for a summary of the Company’s maturities including the non-discounted government assistance payments). The expense has been allocated on the same basis as the government assistance that was received by the Company resulting in $228,803 and $228,803 for the three and six months ended October 31, 2009 respectively being allocated to research and development. The $228,803 initial carrying value of the government assistance repayable is being amortized using the effective interest rate method) over the payment term using the effective interest method with the corresponding accretion expense being included in the statement of loss.

7.

CONVERTIBLE ROYALTY PARTICIPATION UNITS

	Number of Units	Debt Component $	Equity Component $

Balance, April 30, 2009	29,465	193,920	4,554,165
Accretion of royalty obligation	-	41,716	-
Balance, October 31, 2009	29,465	235,636	4,554,165

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

7.

CONVERTIBLE ROYALTY PARTICIPATION UNITS (cont’d)

The carrying value of the debt component of the convertible royalty participation units is being accreted to the Company’s estimate of the probable royalties payable to the unit holders over the royalty payment term of $7,265,000. The maximum royalties payable to the unit holders over the royalty payment term is $29,465,000. The Company will periodically review and if appropriate update its estimate of the probable royalties payable to the unit holders based on future developments in the OmigardTM program and the license agreement with Cutanea Life Sciences.

For the three and six months ended October 31, 2009, the accretion of the convertible royalty participation units amounted to $21,649 and $41,716, respectively [three and six months ended October 31, 2008 - $415,811 and $978,421, respectively] and the amortization of deferred transaction costs amounted to $nil and $nil, respectively [three and six months ended October 31, 2008 - $8,412 and $19,794, respectively].

8.  COMMITMENTS

[a]

Premises lease agreements

As at October 31, 2009 the Company has the following future annual minimum lease commitments through December 2009 with respect to its office and research premises in Vancouver, Canada:

Year ending April 30	Amount $

2010	49,822
49,822

The Vancouver office and research premises leases expire December 2009 (see Subsequent Events, note 10[a]).

Rent expense for the three and six months ended October 31, 2009 amounted to $74,732 and $149,464, respectively ($98,912 and $192,620 for the three and six months ended October 31, 2008, respectively). For the three and six months ended October 31, 2009, this expense has been allocated to: [i] research and development $54,410 and $118,583, respectively ($63,596 and $127,192 for the three and six months ended October 31, 2008, respectively); and [ii] general and corporate $20,322 and $30,881, respectively ($35,316 and $65,428 for the three months ended October 31, 2008, respectively).

 [b]

Research, manufacturing, service, acquisition and license agreements

  [i]

The Company is responsible for the payment of royalties on revenues derived from technology licensed to the Company.  The term of these royalty obligations generally coincide with the life of the patents underlying the technologies licensed to the Company. As at October 31, 2009 and April 30, 2009, there were no royalties payable.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

 8.  COMMITMENTS (cont’d)

[b]

Research, manufacturing, service, acquisition and license agreements (cont’d)

[ii]

As at October 31, 2009, the Company has the following commitments to fund expenditures pursuant to research, manufacturing, and service agreements:

Amount $

Less than 1 year	17,087
1 to 3 years	-
4 to 5 years	-
After 5 years	-
17,087

Of this amount, approximately $2,300 (US$2,100) is denominated in US dollars and approximately $9,538 (Euro 6,000) is denominated in Euros.

[iii]

Pursuant to certain technology and in-licensing/acquisition agreements, the Company may be required to pay upon the achievement of specified development milestones up to US$8,250,000 of which US$5,250,000 can be settled at the Company’s option by the conversion and/or redemption of the Company’s issued and outstanding preferred shares.

[c] Employment Contracts and Severance Agreements

During the year ended April 30, 2009, the Company entered into agreements with the Company’s former President & CEO and other executives in respect of restructuring their severance. As at October 31, 2009 and April 30, 2009, pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $1,151,000 to such executives. These commitments expire as follows: [i] approximately $878,000 between August 10, 2010 and December 31, 2010; and [ii] approximately $273,000 December 31, 2012. No milestones pertaining to these severance payments have been achieved and none of the $1,151,000 has been recorded in the Company’s accounts at October 31, 2009 and April 30, 2009.

During the year ended April 30, 2009, the Company entered into agreements with six employees in respect of a voluntary reduction in their salaries. As at October 31, 2009 and April 30, 2009, pursuant to these agreements the Company is required to pay upon the achievement of specified milestones up to approximately $85,000 to such employees. These commitments expire December 31, 2009. No milestones pertaining to these bonus payments have been achieved and none of the $85,000 has been recorded in the Company’s accounts at October 31, 2009 and April 30, 2009.

9.   SHARE CAPITAL

[a] Issued and outstanding

[i]

Common shares

	Number of Shares	Amount $

Balance, April 30, 2009 and October 31, 2009	141,695,709	126,404,167

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL(cont’d)

[a] Issued and outstanding (cont’d)

[ii]

Contributed surplus

Amount $

Balance, April 30, 2009	9,339,195
Stock-based compensation [note 9[c]]	30,802
Balance, October 31, 2009	9,369,997

[b] Stock options

[i]

Stock option transactions and the number of stock options outstanding under the Company’s stock option plans are summarized as follows:

	Number of Common Shares	Weighted Average Exercise Price $

Balance, April 30, 2009	5,670,573	0.40
Options granted	2,000,000	0.05
Options forfeited/expired	(666,200)	(0.80)
Balance, October 31, 2009	7,004,373	0.26

 [ii]

The following table summarizes information about options outstanding at October 31, 2009:

	Options Outstanding			Options Exercisable
Range of Exercise Prices $	Number Common Shares (000’s)	Weighted Average Exercise Price $	Weighted Average Remaining Contractual Life (years)	Number Common Shares (000’s)	Weighted Average Exercise Price $

0.05 – 0.08	2,000	0.05	6.1	500	0.05
0.09 - 0.13	1,761	0.11	4.3	1,719	0.11
0.14 - 0.20	-	-	-	-	-
0.21 - 0.30	1,257	0.21	3.9	1,255	0.21
0.31 - 0.45	881	0.42	2.2	881	0.42
0.46 - 0.68	675	0.62	3.6	555	0.62
0.69 -1.02	221	0.87	0.6	221	0.87
1.03 -1.53	150	1.13	1.7	150	1.13
1.54 - 2.30	53	1.83	1.0	53	1.83
2.31 - 3.45	-	-	-	-	-
3.46 - 5.18	1	5.03	0.3	1	5.03
5.19 - 6.21	5	5.75	0.1	5	5.75
	7,004	0.26	4.2	5,340	0.31

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL(cont’d)

[b] Stock options (cont’d)

The stock options expire at various dates between November 8, 2009 and October 21, 2016.

The maximum number of common shares that can be issued as at October 31, 2009 under the Company’s stock option plans inclusive of stock options outstanding at October 31, 2009 is 9,286,625 (April 30, 2009 –9,286,625).

 [c] Stock-based compensation expense

The Company recorded stock-based compensation expense of $26,025 and $30,801 for the three and six months ended October 31, 2009, respectively ($148,803 and $330,031 for the three and six months ended October 31, 2008, respectively) relating to stock options granted to executive officers, directors, and employees since May 1, 2003 and to consultants since May 1, 2002. This expense has been allocated on the same basis as cash compensation resulting in $220 and $(2,600) for the three and six months ended October 31, 2009 respectively being allocated to research and development ($16,290 and $47,021 for the three and six months ended October 31, 2008 respectively) and $25,805 and $33,401 for the three and six months ended October 31, 2009 respectively being allocated to general and corporate ($132,513 and $283,010 for the three and six months ended October 31, 2008 respectively).

The weighted average fair value of stock options granted during the three and six months ended October 31, 2009 was $0.04 and $0.04 ($0.10 and $0.07 for the three and six months ended October 31, 2008 respectively). The estimated fair value of stock options is amortized to expense over the vesting period of the stock options. The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

Three months ended October 31,		Six months ended October 31,
	2009	2008	2009	2008
Annualized volatility	96.4%	79.2%	96.4%	78.9%
Risk-free interest rate	2.8%	3.2%	2.8%	3.0%
Expected life of options in years	6.1	5.3	6.1	5.3
Dividend yield	0.0%	0.0%	0.0%	0.0%

The Black-Scholes pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly variable assumptions including the expected stock price volatility. Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the input assumptions can materially affect the fair value estimate, the Black-Scholes model does not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

MIGENIX Inc.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Six months ended October 31, 2009 (Unaudited—Canadian dollars)

9.   SHARE CAPITAL(cont’d)

[d] Warrants

As at October 31, 2009, the Company had warrants outstanding for the purchase of 59,784,503 (April 30, 2009 - 60,668,453) common shares as follows:

Number of Common Shares Issuable upon Exercise (000’s)	Exercise Price(s) per Common Share	Expiry Date(s)

40,913,160	$0.10	March 5, 2010
6,318,743	$0.10	March 13, 2010
12,430,091	$0.62	December 6, 2011
122,509	US$5.21 to US$22.85	December 15, 2009 to June 22, 2011
59,784,503	Average = $0.24(1)

[1]

Weighted average exercise price using closing October 31, 2009 exchange rate of US$1.00 equals 1.0819.

During the six months ended October 31, 2009 warrants to acquire 883,950 common shares expired unexercised at an exercise price of $0.50 per common share.

 [e] Deferred share units

Number of Units
Balance, April 30, 2009 and October 31, 2009	480,000

The fair value of the 480,000 outstanding deferred share units based on the $0.05 closing price of the Company’s common shares on October 31, 2009 is $24,000 (April 30, 2009 – 480,000 outstanding at $0.035 share price for fair value of $16,800).

    10.

    SUBSEQUENT EVENTS

Subsequent to October 31, 2009:

[a]

The Company entered into a month to month lease for office space at a cost of $2,850 per month;

[b]  Property and equipment sales (principally lab equipment) resulted in net proceeds of approximately $138,000. The Company is continuing to sell property and equipment as part of the process of downsizing its operations.

[c]  Amounts receivable at October 31, 2009 of approximately $82,000 were received; and

[d]  Options to acquire 100,000 common shares at an exercise price of $0.055 were granted.

[e]  Options to acquire 3,800 common shares at exercise prices of $0.09 to $6.21 expired unexercised.